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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2009


                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X    Form 40-F
                                     -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


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                                 DOCUMENTS INDEX




DOCUMENTS DESCRIPTION

--------------------------------------------------------------------------------
1               Material Change Report
--------------------------------------------------------------------------------



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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

                              AETERNA ZENTARIS INC.

1.    NAME AND ADDRESS OF COMPANY

      AEterna Zentaris Inc. (the "CORPORATION")
      1405 du Parc-Technologique Blvd.
      Quebec City, Quebec G1P 4P5

2.    DATE OF MATERIAL CHANGE

      June 1, 2009

3.    NEWS RELEASE

      On June 1, 2009, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the CanadaNewsWire service. A copy of such news release is attached hereto as SCHEDULE A.

4.    SUMMARY OF MATERIAL CHANGE

      On June 1, 2009, the Corporation announced that its partner, Keryx Biopharmaceuticals (Nasdaq: KERX), presented positive Phase 2 data on the clinical activity of perifosine (KRX-0401), an Akt-inhibitor compound for cancer, as a treatment for advanced metastatic colon cancer and advanced renal cell carcinoma.

5.    FULL DESCRIPTION OF MATERIAL CHANGE

      On June 1, 2009, the Corporation announced that its partner, Keryx Biopharmaceuticals (Nasdaq: KERX), presented positive Phase 2 data on the clinical activity of perifosine (KRX-0401), an Akt-inhibitor compound for cancer, as a treatment for advanced metastatic colon cancer and advanced renal cell carcinoma. Data was presented over the weekend of May 30, 2009 at the American Society of Clinical Oncology
      (ASCO) Annual Meeting, held at the Orange County Convention Center in Orlando, Florida. The poster #4081 entitled, "Randomized Phase 2 study of perifosine in combination with capecitabine versus capecitabine alone in patients with second- or third-line metastatic colon cancer", showed that perifosine combined with capecitabine, more than doubled time to progression versus capecitabine plus placebo with a statistically significant p-value (0.0006). In addition, perifosine plus capecitabine more than doubled the Overall Response Rate and almost doubled the Clinical Benefit Rate versus capecitabine plus placebo. The poster
      #5034 entitled, "Phase 2 study of perifosine in metastatic renal cell carcinoma (RCC) progressing after prior therapy (Rx) with a VEGF receptor", demonstrated impressive single agent efficacy of perifosine in patients who progressed after failing treatment either with a VEGF receptor inhibitor or after treatment with both a VEGF receptor inhibitor and an mTOR inhibitor.


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6.    RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

      Not applicable.

7.    OMITTED INFORMATION

      Not applicable.

8.    EXECUTIVE OFFICER

      Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.    DATE OF REPORT

      June 5, 2009.


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                                   SCHEDULE A

                                  NEWS RELEASE
                                 (JUNE 1, 2009)

AETERNA ZENTARIS PARTNER KERYX REPORTS POSITIVE PHASE 2 DATA FOR PERIFOSINE (KRX-0401) IN COLON AND KIDNEY CANCER AT ASCO MEETING

DATA DEMONSTRATES PERIFOSINE'S ANTI-CANCER ACTIVITY AND EFFICACY BOTH AS A SINGLE AGENT AND IN COMBINATION THERAPY

QUEBEC CITY, CANADA, JUNE 1, 2009 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced that its partner, Keryx Biopharmaceuticals (Nasdaq:
KERX), presented positive Phase 2 data on the clinical activity of perifosine (KRX-0401), an Akt-inhibitor compound for cancer, as a treatment for advanced metastatic colon cancer and advanced renal cell carcinoma. Data was presented over the weekend at the American Society of Clinical Oncology (ASCO) Annual Meeting, currently being held at the Orange County Convention Center in Orlando, Florida.

ADVANCED METASTATIC COLON CANCER

The poster #4081 entitled, "RANDOMIZED PHASE 2 STUDY OF PERIFOSINE IN COMBINATION WITH CAPECITABINE VERSUS CAPECITABINE ALONE IN PATIENTS WITH SECOND- OR THIRD-LINE METASTATIC COLON CANCER", showed that perifosine combined with capecitabine, more than doubled time to progression versus capecitabine plus placebo with a statistically significant p-value (0.0006). In addition, perifosine plus capecitabine more than doubled the Overall Response Rate and almost doubled the Clinical Benefit Rate versus capecitabine plus placebo.

ADVANCED METASTATIC RENAL CELL CANCER

The poster #5034 entitled, "PHASE 2 STUDY OF PERIFOSINE IN METASTATIC RENAL CELL CARCINOMA (RCC) PROGRESSING AFTER PRIOR THERAPY (RX) WITH A VEGF RECEPTOR", demonstrated impressive single agent efficacy of perifosine in patients who progressed after failing treatment either with a VEGF receptor inhibitor or after treatment with both a VEGF receptor inhibitor and an mTOR inhibitor.

"We are encouraged as well as excited about the recent data presented on perifosine by our partner Keryx at ASCO", stated Juergen Engel, Ph.D., President and CEO of AEterna Zentaris. "This data further shows perifosine's potential as a novel anticancer compound both as a single agent and in combination therapy. We now look forward to Keryx's future plan to develop perifosine in oncology."

Copies of the abstracts are currently available and can be viewed on-line through the ASCO website: http://www.asco.org/.

ABOUT PERIFOSINE (KRX-0401)

Perifosine is the first orally active Akt inhibitor in multiple Phase 2 trials in cancer. The compound modulates several key signal transduction pathways, including Akt, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent anti-tumor activity in Phase 1 and Phase 2 studies and is currently being studied as

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a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer. Perifosine is licensed to Keryx Biopharmaceuticals in the United States, Canada and Mexico.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements, and we disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested to do so by a governmental authority or applicable law.

INVESTOR RELATIONS                              MEDIA RELATIONS
Ginette Vallieres                               Paul Burroughs
Investor Relations Coordinator                  Director of Communications
(418) 652-8525 ext. 265                         (418) 652-8525 ext. 406
gvallieres@aezsinc.com                          pburroughs@aezsinc.com

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AETERNA ZENTARIS INC.


Date: June 5, 2009                          By: /s/ Dennis Turpin
-------------------                         ------------------------------------
                                                Dennis Turpin
                                                Senior Vice President and
                                                Chief Financial Officer